Wilmington Funds
1100 North Market Street, 9th Floor
Wilmington, Delaware 19890

June 23, 2021

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Samantha A. Brutlag and Jeff Long

RE:	Registration Statement on Form N-14 File No. 333-257123

Dear Ms. Brutlag and Mr. Long:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-257123) relating to the proposed reorganization of Wilmington Intermediate-Term Bond Fund, a series of Wilmington Funds (the “Trust”), with and into Wilmington Broad Market Bond Fund, also a series of the Trust. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2021 (0001193125-21-191314) pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Wilmington and State of Delaware, on this 23rd day of June, 2021.

Please direct questions or comments relating to this filing to Jessica D. Burt at (202) 419-8409, or in her absence, to Cillian M. Lynch at (202) 419-8416.

Very truly yours, /s/ John C. McDonnell John C. McDonnell Chief Operations Officer